Exhibit 99.1

7 June 2017

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Midatech signs global license agreement to investigate panobinostat for treatment of brain cancers

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, today announces that it has signed a global licensing agreement with Novartis for the oncology compound panobinostat. Panobinostat will be developed by Midatech for the treatment of Diffuse Intrinsic Pontine Glioma (DIPG) as a continuation of its existing MTX110 program, and potentially for Glioblastoma (GBM).

In pre-clinical test models, panobinostat, which is a pan-HDAC inhibitor, demonstrated very high potency against DIPG tumour cell lines. In one such study panobinostat was the most effective of more than 80 anti-cancer agents tested.

Midatech’s MTX110 program is focused on the treatment of DIPG, a childhood brain cancer that is nearly always fatal, with a median survival of approximately 9 months. Using a technique called Convection Enhanced Delivery, MTX110 is infused directly into the brain tumour, and diffuses through and around it. This technique allows for elevated drug concentrations to be delivered to the tumour, while at the same time minimizing systemic toxicity and peripheral side-effects. MTX110 has been used to treat 5 patients to date in the USA and UK under its compassionate use program. In these patients MTX110 has been well tolerated thus far. We believe it holds promise as a potential therapeutic treatment for DIPG, for which there are currently no approved or effective therapies. Clinical studies in patients are planned to commence during 2017. Financial terms have not been disclosed.

Jim Phillips, CEO of Midatech Pharma, said: “In line with our strategy to focus on oncology and expand our product mix, we are pleased that Novartis recognises our unique capability to use their product panobinostat alongside our technology to treat orphan cancers. We look forward to driving it through development for treatment of DIPG, and make a real difference to the children suffering from this devastating and terminal disease.”

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith

Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com